Exhibit 99.4

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited consolidated financial statements (including the notes thereon) for the three months ended March 31, 2009. Further information, including Points’ Annual Information Form (“AIF”) for the year ended December 31, 2008, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all dollar amounts herein are in United States dollars unless otherwise specified. This MD&A is dated as of May 6, 2009.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the “safe harbour” provisions of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements relate to, among other things, revenue growth through existing sources, new sources of revenue, sales of new products, increases in registered users, increases in transaction sizes, changes in costs and expenses, changes in liquidity, generation of cashflow, and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “guidance”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s first quarter financial results, and those described in Points' other filings with applicable securities regulators, including Points' Annual Information Form, annual and interim financial statements and the notes thereto.

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Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

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BUSINESS OVERVIEW

The Corporation provides a range of ecommerce and technology services to loyalty program operators using a common proprietary infrastructure. At a general level, these services are comprised of: (a) a consumer focused reward management website (“www.points.com” or “Points.com”); and (b) a wide range of white label and private branded ecommerce services (“Ecommerce Services”) that enable the sale of loyalty currencies (frequent flyer miles, hotel points, credit card points, etc.), both retail and wholesale, and enhance loyalty program consumer offerings and their back end operations.

Points.com offers members of multiple loyalty programs the ability to track and manage their loyalty currencies much like their other financial assets. Through this portal, users are able to use their loyalty currencies to conduct unique redemptions into retail goods or gift certificates (called “Redeem”), trade their loyalty currencies with other Points.com users through a newly launched peer-to-peer marketplace (called the “Global Points Exchange” or “GPX”), trade their loyalty currencies directly into another participating loyalty program (called “Swap”), pay for a hotel room (called “Book with Points”), or earn additional loyalty currency by making purchases at an online shopping mall platform (called “Earn”). To facilitate these transactions, the Corporation has agreements with participating loyalty program operators. There are other transactions available to the consumer at Points.com including a paid annual membership that affords the user additional benefits. The Corporation has also begun to sell advertising space on the web site as well as in its email communications.

The Ecommerce Services provided by the Corporation include:

  The online sale of loyalty currency direct to program members in order for the members to top-up their accounts to reach a redemption threshold (this service is called “Buy” or “Gift”).

  The online transfer of pre-existing loyalty currency from one member into another member’s account, typically a family member or friend, as another means of enabling that other member to accumulate sufficient miles or points to reach a redemption threshold (this service is called “Transfer”).

  The wholesale distribution of loyalty currency to third parties who then use it as a customer or employee incentive (this service is called “Corporate”).

  The wholesale distribution of generic ‘airline mileage codes’ to third parties that their customers can then turn into miles in the participating loyalty program of their choice (this service is called “AirIncentives”).

  The sale of top tier status on behalf of loyalty program operators to eligible members (this service is called “Elite”).

  The provision of online auctions where program members can bid on goods and services using loyalty currency (this service is called “Auction”).

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  An online shopping mall platform where affiliate commissions are partly used to fund an extra incentive of miles or points for a loyalty program’s members (this service is called “Private Branded Earn”).

  An online travel booking service using miles and points as the form of payment (this service is called “Private Branded Book with Points”).

  Back end integration services to loyalty program operators to facilitate bilateral currency transfer relationships (this service is called “Integrate”).

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REVENUE RECOGNITION POLICIES

The Corporation categorizes its revenue in three ways. First, principal revenue is any revenue that is not commission revenue or interest revenue, as defined below, and includes: Points.com membership dues, loyalty program sign-up fees, technology design, development and maintenance revenue, hosting and management fees, and reseller revenue where Points assumes credit and/or inventory risk (i.e., acts as a principal). Principal revenue has been recorded on a gross basis in accordance with EIC-123, “Reporting Revenue Gross as a Principal versus Net as an Agent”. Second, commission revenue is any commission earned that is calculated as a percentage of a transaction or a fixed dollar value per transaction and where Points assumes no credit or inventory risk. Commission revenue has been recorded in accordance with EIC-123. Third, interest revenue is any revenue earned through the Corporation’s investing activities arising from its operating cash flow.

Based on these categorizations, the revenue recognition policies for the Ecommerce Services and Points.com are as follows:

Ecommerce Services

Sale of Loyalty Currency

The Corporation earns principal revenue from the sale of loyalty program currency through its Buy and Gift products where it takes a principal role in the operations, marketing and commercial transaction support and assumes credit and/or inventory risk in generating that revenue. This principal revenue is recognized when the loyalty currency has been credited to the loyalty customer account.

The Corporation earns commission revenue from the sale of loyalty program currency through its Buy and Gift products where it has entered into an agreement with a loyalty program operator to act as agent and earn commissions (either as a percentage of transaction value or a fixed dollar amount per transaction) on each sale. This commission revenue is recognized as the services are provided.

Principal revenue is earned on the sale of AirIncentives and the Corporation recognizes the revenue associated with the purchase of each airline mileage code at the time the end consumer redeems the code. If the code expires prior to redemption, the Corporation recognizes the revenue associated with the purchase of the unredeemed code at the time of expiration.

Other Ecommerce Services

The Corporation earns principal revenue on the transfer of pre-existing miles or points into another member’s account through its Transfer product where it takes a principal role in the operations, marketing and commercial transaction support, assumes credit risk, and has latitude in price setting. This principal revenue is recognized when the transfer of loyalty currency has been credited to the loyalty customer account.

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The Corporation earns commission revenue on the transfer of pre-existing miles or points into another member’s account through its Transfer product where it has entered into an agreement with a loyalty program member to act as an agent and earn commissions (either as a percentage of transaction value or a fixed dollar amount per transaction) on each transfer. The commission revenue is recognized as the services are provided.

Through all of the other types of Ecommerce Services, such as Elite, Private Branded Earn, Integrate, and the sale of loyalty program branded items, the Corporation earns either a fixed dollar value per transaction or a commission based on the value of each transaction. These revenues are recognized at the time the service is delivered and are categorized as commission revenue.

Technology design and development fees received for all product development are recorded evenly over the initial term of the contract and are categorized as principal revenue. Hosting and management fees on all of the Corporation’s products, including Auction, are recognized in the period these services are provided and are categorized as principal revenue.

Points.com

The Corporation earns revenue from Points.com in four ways.

First, a commission is earned for certain activities (e.g., Swap, Redeem, and Earn) performed by Points.com members. The Corporation earns commission revenue on all Swap and Redeem transactions by charging a percentage commission calculated against the value of the loyalty currency tendered for exchange by the loyalty program members. For the Swap and Redeem models, the loyalty program operator sets the value of the currency tendered for redemption and, for each transaction, a percentage of this value is remitted to the Corporation with the balance being used to purchase the currency of another participating loyalty program or the product or service offered by the redemption partner. Swap and Redeem commissions are recognized as the services are provided. The Corporation also earns commission revenue each time a registered user completes an Earn transaction on Points.com. The actual commission earned varies based on the affiliate program.

Second, loyalty program members may elect to pay a subscription fee to become a Points.com Gold Member. The Gold Membership affords members certain benefits not available to registered users who have not purchased memberships. Points.com membership dues received in advance of services are recognized over the term of service. Throughout 2008 and to date in 2009, subscription fees for the Gold Membership have been $4.95 per month or $49.95 annually. These dues are categorized as principal revenue.

Third, loyalty program members can trade their loyalty currencies with other Points.com users through the Global Points Exchange. Through this service, the Corporation charges a fee to the Points.com member and earns principal revenue where it takes a principal role in the operations and commercial transaction support, and assumes credit risk in generating that revenue. For transactions where the Corporation does not take a principal role and assumes no credit risk, it earns commission revenue. Revenue is recognized when the peer-to-peer trade has been completed and the mileage has been transferred.

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Fourth, the Corporation may earn a sign-up fee when a loyalty program operator joins Points.com. Loyalty program sign-up fees for initial set-up costs are recognized evenly over the initial term of the contract and are categorized as principal revenue.

Interest

The Corporation earns interest revenue on the cash flows created through the operation of both

Ecommerce Services and Points.com.

RESULTS OF OPERATIONS – REVENUE

Overview

	For the three months ended
	March 31,	December 31,	March 31,
Revenue	2009	2008	2008
Principal(1)	$19,359,597	$19,712,030	$13,041,025
Commissions(1)	1,751,011	1,774,088	2,892,811
Interest revenue(1)	35,375	216,048	276,916
Total Revenue	$21,145,983	$21,702,166	$16,210,752

Notes:
(1) See REVENUE RECOGNITION POLICIES – page 5.

Revenue for the quarter ended March 31, 2009 was $21,145,983, representing an increase of $4,935,231 (30%) over the quarter ended March 31, 2008 and a slight decrease of $556,183 (3%) over the quarter ended December 31, 2008. The Corporation attributes its year over year growth to a renewed relationship with an existing partner under the reseller model, new Ecommerce Services products launched, new partner relationships, and organic growth of the Corporation’s existing products. The decrease from the fourth quarter of 2008 can be attributed to lower interest revenue and a modest decline in principal revenues largely due to softness in the market stemming from economic pressures.

Principal revenue accounted for 92%, commission revenue accounted for 8% and interest revenue accounted for less than 1% of the Corporation’s total revenue. Principal revenue increased by $6,318,572 or 48% over the first quarter of 2008 as a result of two new relationships under the reseller model and a renewed relationship under the reseller model with an existing partner. Under these new and renewed relationships, the Corporation takes on a principal role in a combination of the Buy, Gift and Transfer products and assumes additional responsibility for the operation of these products. Principal revenue decreased $352,433 over the fourth quarter of 2008 due to economic pressures adversely affecting total miles transacted, and to a lesser extent, seasonality with certain products.

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Commission revenue decreased by $23,077 from $1,774,088 in the fourth quarter of 2008 and decreased by $1,141,800 from $2,892,811 in the first quarter of 2008. This year over year decline is as a result of the Corporation successfully converting an existing partner to the reseller model in the third quarter of 2008.

Interest revenue decreased by $180,673 (84%) from the quarter ended December 31, 2008 and decreased $241,541 (87%) from the quarter ended March 31, 2008. The decrease can be attributed to a significant decline in short-term interest rates relative to prior periods.

For the quarter ended March 31, 2009, two customers represented 83% (March 31, 2008 - three customers represented 82%) of the Corporation’s consolidated revenues. In addition, as at March 31, 2009, 44% (March 31, 2008 - three customers represented 66%) of the Corporation’s deposits are due to these two customers.

The Corporation’s main sources of revenue are the Ecommerce Services products that are focused on the sale and transfer of loyalty currency. The Corporation now has over seven years of operating history with these services and it has been the Corporation’s consistent experience that these services drive a predictable revenue stream due to the sheer size of the participating loyalty programs’ membership bases. Management considers revenue from monthly management fees, membership fees, transaction fees and commissions to be predictable revenue based on its extensive operating experience.

The Corporation’s operations are moderately influenced by seasonality. One loyalty program operator’s Elite product is only available to its members from late January to mid April with most activity occurring in February and March. Consumer demand for the Elite product in 2009 was softer than that experienced in 2008. In addition, the Corporation experiences slightly higher activity in November and December on Points.com as members Redeem miles and points for gift certificates. During July and August, the Corporation experiences a slight decline in activity on the majority of its products as fewer consumers are online transacting miles and points. This modest decline (per product) has occurred in each of the past four years.

Primary Revenue Sources

Revenue growth has historically been driven by the growth of the Corporation’s suite of Ecommerce Services. Growth in usage will occur from the growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenue and, based on continuing business development efforts, is optimistic about new revenue sources in future periods. Management anticipates that the growth of membership in and use of Points.com will be a key driver to future revenue growth.

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Ecommerce Services

Ecommerce Services revenue is driven by the number of loyalty program operators and consumer members who participate in the various products. The number of Ecommerce Services products offered by the Corporation and the number of loyalty program operators participating in these products was constant with the fourth quarter of 2008.

Selling additional Ecommerce Services is an important source of new revenue. New Ecommerce Services sold to loyalty program operators grow the base of products being managed and therefore the existing revenue base and, in the case of sales to new loyalty program operators, provide an opportunity to cross sell additional Ecommerce Services with the same loyalty program.

Management believes that its Ecommerce Services are applicable to all large loyalty program operators and will continue to focus business development resources on both sales of new products to loyalty program operators that presently contract for one or more Ecommerce Services and sales to loyalty program operators with which the Corporation does not yet have a relationship. While the Corporation has an established list of recognized loyalty program partners, it is estimated that less than 2% of loyalty members currently use the Buy, Gift, Transfer, and other Ecommerce Services available to them. This represent an enormours opportunity for the Corporation to increase penetration with its Ecommerce Services while continuing to pursue new partner relationships.

Revenue from new Ecommerce Services is more difficult to project than revenues from existing Ecommerce Services. Future revenue growth is still substantially dependent upon new contracts for the suite of Ecommerce Services products. While management expects continued business development success, there is no certainty that the Corporation will continue its past success at acquiring new contracts.

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Total miles and points transacted in the first quarter of 2009 experienced a slight decline from the fourth quarter of 2008. This decline did not materially impact revenues generated from Ecommerce Services. The Corporation saw an increase in metrics and transactions in the latter half of the first quarter of 2009 which indicate that activity from Ecommerce Services is returning to a growth pattern.

The Corporation continues to pursue the conversion of certain existing partners to the reseller model for which the Corporation acts as a principal. This role allows Points to have more influence over the marketing aspects of the products, which should lead to increased growth in transactions. Continuing to develop this principal activity is a main focus of the Corporation and is the foundation of much of the new business development activity now underway.

During the first quarter of 2009, Points continued to be actively engaged with a select group of loyalty program operators and applied its online marketing and industry “best practices” to stimulate transaction activity on its products. The Corporation will continue to actively engage its loyalty program operators in applying industry “best practices.”

Points.com

Currently, the Points.com business model is dependent on the total number of registered users, the number of registered users completing Swap, Redeem, Earn, and Global Points Exchange transactions (referred to herein as “transacting user(s)”), the total number of miles or points transacted per individual transaction, the total number of miles or points available per registered user and the mix of loyalty program partner offerings available to consumers on Points.com. Management is continuing to focus on expanding the Points.com loyalty program base in 2009 across various products and loyalty markets. In particular, the Corporation will continue to focus on contracting reward programs in the financial services, gaming, hotel, retail, and online categories. During the first quarter of 2009, the Corporation successfully added one partner to Points.com, while three existing partners discontinued their participation on Points.com. The loss of these three partners is not anticipated to significantly impact future revenues.

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Points and miles transacted on Points.com increased 4% over the first quarter of 2008 and saw an expected seasonal decline of 35% versus the fourth quarter 2008. This decline from the fourth quarter of 2008 is in relation to seasonality that the Points.com website experiences from high levels of redemption and swap activity in the November and December months.

The number of transacting users and the number of transactions are driven by overall traffic, quality of traffic, site navigation, positioning and overall usability. A detailed acquisition strategy inclusive of a series of direct marketing channels, partner marketing, public relations, and branding will be targeted to scaling membership growth targets.

The Corporation’s economics are more significantly affected by the number of miles or points transacted than the number of transactions and, accordingly, in concert with the focus on generating additional transactions, the Corporation focuses resources on targeting higher value users in its base. Higher value users are defined as those users with larger balances of miles/points in their accounts or those that are in the top tiers of their respective programs.

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The Corporation is currently focused on reassessing its marketing and branding strategy for Points.com, part of its focused investment strategy designed to expand features, content and depth of its consumer-based offerings. In addition, the Corporation continues to pursue expanding the number of partner offerings on the Global Points Exchange to increased qualified registrations and points and miles transacted.

Other Factors Contributing to Revenues

In addition to the sources of revenue growth described above, two other factors contribute to the Corporation’s financial performance: interest revenue and the growth of the loyalty program industry.

Interest Revenue

In the first quarter of 2009, the Corporation earned interest revenue of $35,375, compared with $216,048 in the fourth quarter of 2008 and $276,916 in the first quarter 2008. The decrease in interest revenue relative to prior periods is a function of total funds invested and prevailing interest rates. Interest rates have continued to decline in the U.S. and Canada as the U.S. Federal Reserve and the Bank of Canada try to spur economic activity in response to the global credit crisis. Funds continue to be invested in term deposits that are short-term in nature. Points’ short-term investments are valued quarterly at the lower of cost or market value. At March 31, 2009, the Corporation’s investments were earning interest between 0.25% and 1.75% per annum. Management expects interest revenue to be below 2008 levels in 2009 due to the recent decline in interest rates.

Growth of the Loyalty Program Industry

Loyalty programs and their membership bases have continued to grow at an exceptional rate over the past few years. According to Colloquy, a leading consulting and research firm focused on the loyalty marketing industry, the number of memberships in U.S. loyalty programs has grown from 1.341 billion in 2006 to 1.807 billion in 2008. This translates to 14 loyalty program memberships per U.S. household. While more consumers are joining loyalty reward programs, the number of active memberships in the U.S. – those memberships that demonstrate some type of engagement within a 12-month period – remained flat at 43.8% .

The loyalty program industry has not been immune to the current economic conditions. The global credit crisis and resulting economic downturn have put the spotlight on controlling loyalty program costs. The focus for loyalty reward program operators is shifting from increasing program size to growing program value. Management believes that its suite of Ecommerce Services and products on Points.com are well positioned to take advantage of this shift in focus.

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Management is actively engaged with its partners to enhance value propositions, engage inactive members, and ultimately increase profits for loyalty programs.

Management understands that loyalty program members are much more likely to utilize Points.com and other products from the suite of Ecommerce Services when they are close to a level at which they can redeem an award. The redemption level varies by type of award: for example, a business class flight takes more miles than one in economy; and by program type: the “cost” of a flight typically starts between 15,000 and 25,000 miles, whereas a night in a hotel starts at 5,000 points. Therefore, growth in consumer loyalty program account balances will create demand for Ecommerce Services and Points.com.

Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time, earning opportunities available to consumers, and the number of people moving through a loyalty redemption (for example, receiving a reward of some type).

RESULTS OF OPERATIONS – EXPENSES

Expenses in the first quarter of 2009 decreased 6% relative to the fourth quarter of 2008 and increased 46% relative to the first quarter of 2008. Material changes in expenses are described in each section below.

	For the three months ended
	March 31,	December	March 31,
General & Administration Expenses	2009	31, 2008	2008
Direct cost of principal revenue	$16,940,505	$16,927,620	$10,734,934
Employment costs(1)	2,770,657	2,894,626	2,746,834
Processing fees and related charges	585,536	617,557	822,550
Marketing and communications	467,877	298,157	361,658
Technology services(2)	206,918	198,361	201,671
Amortization of property and equipment	82,703	177,104	111,387
Amortization of intangible assets	88,878	177,963	133,855
Amortization of deferred costs	1,629	7,678	120,630
Foreign exchange loss	191,806	1,440,638	(884,784)
Operating expenses(3)	754,505	725,030	759,385
Total	$22,091,014	$23,464,734	$15,107,850

Notes:

(1)	Employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and government charges (Canada Pension Plan and Employment Insurance).
(2)	Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.
(3)	Operating expenses include travel, professional fees, insurance, office rent, office expenses, capital tax and regulatory expenses.

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As the Corporation continues to increase loyalty program participation in and sales of Ecommerce Services, significant resources continue to be required. Management has made revenue growth of the underlying business the highest priority while continuing to be diligent about controlling costs and capital expenditures.

Direct Cost of Principal Revenue

Direct cost of principal revenue was introduced in the first quarter of 2007 and relates to any direct cost associated with generating revenue directly from the loyalty program members through the Ecommerce Services or fulfilling redemption of certain Ecommerce Services product offerings. See “Revenue Recognition Policies” on page 5 hereof for a description of the revenue with which these costs are associated.

The direct cost of principal revenue was $16,940,505 in the first quarter of 2009 compared with $16,927,620 in the fourth quarter of 2008 and $10,734,934 in the first quarter of 2008. These costs resulted from the introduction of the reseller model for Ecommerce Services pursuant to which Points acts as the end retailer of the loyalty program currency, buying the currency at a wholesale value from the loyalty program and reselling it to retail customers. These costs include the direct cost of the loyalty currency purchased. The Corporation expects these costs to continue to grow in line with principal revenue growth as it takes on a more active role as a reseller and expands and grows its principal revenues.

Under the reseller model, the Corporation has made contractual commitments with respect to the minimum values of loyalty currency to be purchased over the term of its agreements. The Corporation does not anticipate any future material financial obligations as a result of the contractual commitments. For additional information, see “Revenue Commitments” on page 24 hereof.

Employment Costs

Employment costs in the first quarter 2009 were relatively stable with prior periods, decreasing 4% relative to the fourth quarter of 2008 and increasing 1% relative to the first quarter of 2008. Full-time headcount has increased from 76 as at March 31, 2008 to 94 at March 31, 2009 to support the growth in the business, Management has been able to control employment costs through more effective use of short-term contractors, which have decreased from 27 as at March 31, 2008 to 19 as at March 31, 2009. The Corporation does not expect full-time headcount to materially change from current levels and will utilize short-term contractors as required.

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Note:

(1)	Headcount allocated to departments include active employees and contractors covering a leave of absence for full-time permanent positions within the department.

(2)	The majority of the short-term contractors support the technology department.

In accordance with CICA Handbook Section 3870, employment costs include the expense for stock-based compensation issued to employees. Stock option expenses have been relatively stable with prior periods. The cost of stock options is included in employment costs as follows:

	For the three months ended
	March 31,	December	March 31,
	2009	31, 2008	2008
Employee Stock Option Expense	$157,265	$153,887	$162,007

Processing Fees and Related Charges

Processing fees and related charges in the first quarter of 2009 decreased $32,021 or 5% over the fourth quarter of 2008 and decreased $237,014 or 29% over the first quarter of 2008. Processing fees and related charges are primarily related to Ecommerce Services and consist of credit card fees and related costs incurred by the Corporation in offering these services. These costs will continue to vary according to loyalty programs contracted and growth of existing products. The majority of the current year-over-year decrease is due to a change in economics under a renewed relationship with an existing partner in the second quarter of 2008. Management expects processing fees and related charges to increase in 2009 through growth in existing and new

Ecommerce Services.

Marketing and Communications

Marketing costs in the first quarter were $467,877, an increase of $169,720 over the fourth quarter of 2008 and an increase of $106,219 relative to the first quarter of 2008. The majority of the increase over prior periods relates to costs incurred by Management in reassessing its

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marketing and branding strategy of Points.com. Management will continue to make measured increments in marketing costs throughout 2009 with a focus on promoting the Points.com website, including the Global Points Exchange. Advertising expenditures are focused on loyalty program marketing initiatives, increasing the number of placements on contracted loyalty program websites and the effectiveness of existing placements.

Technology Services

While technology services costs generally increase in increments based on business growth, product performance, and hardware and software operating capacity, the Corporation has been able to work with its service provider to control these increases, while not impacting the technology and services that operate the Corporation‘s businesses.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses in the first quarter of 2009 were relatively stable with prior periods, increasing by $29,475 or 4% versus the fourth quarter of 2008 and decreasing $4,800 or 1% versus the first quarter of 2008.

RESULTS OF OPERATIONS – NON-CASH EXPENSES

Amortization Expenses

The Corporation recorded amortization expense of $173,210 in the first quarter of 2009 compared to $362,745 in the fourth quarter of 2008 and $365,602 from the first quarter of 2008. Amortization expense for property and equipment declined as a result of the end of the amortization period with respect to certain purchases made by the Corporation in prior years. In addition, amortization of intangible assets declined as the Corporation ceased amortization of the MilePoint Inc. business asset acquisition that occurred in April 2004. This asset was considered impaired in the fourth quarter of 2008 and the remaining carrying value was written off. Amortization expense is expected to be less that $200,000 for each quarter in 2009. Amortization expenses are outlined in the following table:

	For three months ended
Amortization Expense	March 31,	December	March 31,
	2009	31, 2008	2008
Property and Equipment	$82,703	$177,104	$111,387
Intangible Assets	88,878	177,963	133,855
Deferred Costs	1,629	7,678	120,360
Total	$173,210	$362,745	$365,602

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Other Non-Cash Expenses

Unrealized Foreign Exchange Loss

The foreign exchange loss arises from re-valuing certain balance sheet accounts (e.g., non-US dollar denominated cash and short-term investments, accounts payable and accrued liabilities, deposits and convertible preferred shares). At period end, balance sheet accounts are translated in accordance with the period-ending foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement. The Corporation has no control over the FX loss (gain) from one period to the next. In general and strictly relating to the FX loss (gain) of translating certain non-US dollar balance sheet accounts, a strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For the quarter ended March 31, 2009, the strengthening U.S. dollar resulted in an unrealized loss of $317,182, which was largely the result of the translation of the Corporation’s non-US dollar cash reserves to the quarter end exchange rate.

Canadian / U.S. FX Rates	March 31,	December 31,	March 31,
(1)	2009	2008	2008
Period Start	0.818	0.964	1.018
Period End	0.801	0.818	0.978
Period Average	0.805	0.818	0.996
(1) Source: www.oanda.com

The translation of the Corporation’s expenses is, and will continue to be, sensitive to changes in the Canadian / U.S. foreign exchange rate (“FX Rate”). A change to the FX Rate has an impact on certain expenses of the Corporation, including employment costs, professional fees, and office expenses. Approximately 15% of the Corporation’s expenses (including non-cash interest expense but excluding the impairment of long-lived assets) are in CAD$, with the remaining expenses primarily US$ (83%). Management expects that the percentage of CAD$ expenses will decrease in the future as it adds additional products under the reseller model. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency cash to meet its foreign currency obligations.

Impairment of Long-lived Assets

In the fourth quarter of 2008, the Corporation recorded total impairment charges of $1,256,447 related to three long-lived assets. At the end of 2008, Management re-evaluated its patent strategy and determined that it would abandon the pursuit of certain patent applications which did not support the long-term strategic plans of the Corporation. Some of these included applications in non-core jurisdictions. The Corporation recorded in the fourth quarter of 2008 an impairment charge of $584,335 which represented the costs incurred to date in pursuing the patent applications that have now been abandoned.

In addition, the Corporation recorded in the fourth quarter of 2008 an impairment charge of $414,396 related to the remaining carrying value of a contract and customer list intangible asset that arose from the MilePoint Inc. business asset acquisition in 2004. This asset was being amortized over the term of the contracts acquired in the acquisition. The remaining carrying value related solely to a contract with one loyalty program partner who discontinued its use of the MilePoint product associated with this contract. Once these products were discontinued by the partner, Management determined the remaining value to be impaired.

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Lastly, the Corporation recorded in the fourth quarter of 2008 an impairment charge of $257,716 related to website development and technology assets. The impairment related to technical assets for which the Corporation will not continue to fund due to changes in the market place. Changes in the market place were sufficient to indicate impairment to the carrying value.

Provision for Future Income Taxes

The Corporation recorded future income tax expense of $140,815 for the first quarter of 2009. The Corporation is subject to tax in multiple jurisdictions and assesses it tax strategy on a continual basis to ensure loss carry-forwards are effectively utilized. Future tax expense in the first quarter of 2009 relates to a change in estimate of loss carry-forwards that will be utilized in future period to offset future taxable income.

NON-GAAP MEASURE – EARNINGS (LOSS) BEFORE INTEREST, TAXES, AMORTIZATION, FOREIGN EXCHANGE AND IMPAIRMENT (“EBITDA”)

Management recognizes that the earnings (loss) before interest, taxes, amortization, foreign exchange and impairment, hereafter referred to by management as EBITDA, is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. EBITDA is one of the measures used internally to evaluate performance and a percentage of employee bonuses are based on achieving an EBITDA target determined by the Board of Directors.

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Reconciliation of Net Loss to EBITDA

	For the three months ended
	March 31,	December	March 31,
	2009	31, 2008	2008
Net Loss	$(1,099,126)	$(3,027,295)	$801,760
Add back:
Amortization of property and equipment	82,703	177,104	111,387
Amortization of intangible assets	88,878	177,963	133,855
Amortization of deferred costs	1,629	7,678	120,360
Foreign exchange loss	191,806	1,440,638	(884,784)
Provision for future income taxes	140,815	-	-
Interest on preferred shares	-	-	291,061
Interest, loss on short-term investment and capital tax	13,280	8,280	10,081
Impairment of long-lived assets	-	1,256,447	-
Earnings (loss) before interest, taxes, amortization, foreign exchange and impairment – EBITDA	$(580,015)	$40,815	$583,720

For the quarter ended March 31, 2009, the Corporation’s EBITDA was negative $580,015. This compares with EBITDA of $40,815 for the quarter ended December 31, 2008 and $583,720 for the quarter ended March 31, 2008. The reduction in EBITDA over the fourth quarter of 2008 was a result of historical seasonality and lower interest revenue. The majority of the decline in EBITDA from the first quarter of 2008 was due to margin concessions made toward the end of 2008 and a decrease in interest revenue.

RESULTS OF OPERATIONS – EARNINGS AND SHAREHOLDERS' EQUITY

Net Loss

The Corporation reported a net loss of $1,099,126 for the quarter ended March 31, 2009, compared with a net loss of $3,027,295 for the quarter ended December 31, 2008, an improvement of $1,928169. Relative to the first quarter of 2008, the net loss represented a reduction in earnings of $1,900,886 versus net income of $801,760 in the prior year first quarter. The decrease in net loss versus the fourth quarter of 2008 can be primarily attributed to impairment charges and a higher foreign exchange loss recorded in the prior quarter. The reduction in earnings from the first quarter of 2008 were due to a foreign exchange gain recorded in the prior year first quarter, lower interest expense, and an increase in future income taxes, partially offset by interest expense on preferred shares recorded in the prior year.

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Shareholders' Equity

Shareholders’ equity of $11,242,334 as at March 31, 2009 decreased from $12,184,195 as at December 31, 2008. The decline was primarily a result of the net loss of $1,099,126 and for the quarter ended March 31, 2009.

Earnings (Loss) Per Share

The Corporation’s loss per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 149,820,940 common shares for the quarter ended March 31, 2009, compared with 120,108,984 for the quarter ended March 31, 2008.

The Corporation reported a loss of $0.01 per share for the quarter ended March 31, 2009 compared with earnings per share of $0.01 for the quarter ended March 31, 2008. For the quarter ended March 31, 2009 the basic and diluted loss per share were the same as the impact of options was anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

Overview of Liquidity

The Corporation continues to remain debt-free in the first quarter of 2009. With operations generating sufficient cash, the Corporation has the financial strength to pursue its future growth strategy.

Management views liquidity as the Corporation’s ability to generate sufficient cash flow to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation’s current liquidity. Balance sheet indicators of liquidity include cash and short-term investments, accounts receivable and accounts payable. Earnings (loss) before interest, amortization, foreign exchange, and impairment is seen by management as a key indicator of the change in the liquidity of Points’ operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of Ecommerce Services and to Points.com, revenue is expected to grow, resulting in increased liquidity.

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Sources and Uses of Cash

	For the three months ended
Cash Inflow (Outflow) Summary	March 31, 2009	December 31, 2008	March 31, 2008
Operating activities	$2,771,044	$(7,104,918)	$7,037,748
Investing activities	(132,207)	(207)	(5,144,652)
Financing activities	-	(4,208)	87,369
Effects of exchange rates	(302,381)	(1,829,025)	86,252
Change in cash and cash equivalents	$2,336,456	$(8,938,430)	$2,066,717

Operating Activities

Cash flows generated from operating activities, after changes in non-cash balances related to operations, was $2,771,044 for the quarter ended March 31, 2009. This was an improvement over the fourth quarter of 2008, when funds used in operating activities were $7,104,918. Cash flows used in operating activities in the fourth quarter of 2008 were adversely impacted by onetime changes in the timing of payments with certain loyalty program partners.

The Corporation expects to generate positive cash flows from operations throughout 2009 by growing the Corporation‘s business through new Ecommerce Services products and growth of existing products.

Investing Activities

Cash used in investing activities was $132,207 for the quarter ended March 31, 2009, which related solely to capital expenditures required to support on-going business operations and investment in future growth. Cash flows used in investing activities of $5,144,652 in the first quarter of 2008 primarily related to the purchase of short-term investments in the prior years quarter.

Management anticipates significant levels of capital expenditures to be incurred in the latter half of 2009 and the first half of 2010. The majority of these expenditures will be capitalized development costs related to website and technology builds required to facilitate the Corporation’s future growth plans. The Corporation will fund these capital expenditures from its working capital.

Financing Activities

The Corporation did not use or generate funds from financing activities this quarter. At present, the Corporation does anticipate raising capital through the issuance of debt or equity, as funds from operations are currently sufficient to invest in its future growth plans.

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Current Assets

The Corporation had current assets of $37,451,395 at March 31, 2009, compared to $35,805,119 at December 31, 2008.

	March 31,	December 31,
As at	2009	2008
Cash and cash equivalents	$25,190,950	$22,854,494
Funds receivable from payment processor	4,724,305	5,065,722
Short-term investments	777,079	791,880
Security deposits	2,170,392	2,249,582
Accounts receivable	2,324,043	2,447,525
Current portion of future income tax assets	460,000	600,815
Current portion of deferred costs	205,048	246,772
Prepaids and sundry assets	1,599,578	1,548,329
Total Current Assets	$37,451,395	$35,805,119

Current assets increased by $1,646,276 as at March 31, 2009 relative to December 31, 2008. This was primarily due to an increase in cash and cash equivalents.

Accounts Receivable

The Corporation expects accounts receivable to grow proportionately with the growth in revenue; however there is some variability in this trend. Management deems the risk of bad debts to be nominal based on the structure and nature of the Corporation’s business and the corresponding cash flows.

Property and Equipment

The Corporation reported an increase in net book value of property and equipment in the quarter ended March 31, 2009 due to additions exceeding amortization during the period. See “Investing Activities” on page 21 hereof for additional information.

As at	March 31,	December 31,
	2009	2008
Furniture and equipment	$285,288	$293,862
Computer equipment	397,236	315,576
Software	71,137	80,613
Leasehold improvements	94,122	118,597
Total Property and Equipment	$847,783	$808,648

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Effective January 1, 2009, the Corporation adopted Canadian Institute of Chartered Accountants (“CICA”) handbook section 3064, “Goodwill and Intangible Assets.” As a result of adopting Section 3064, the Corporation reclassified $517,932 of website development costs as at January 1, 2009 and December 31, 2008 from “Property and equipment” to “Intangible assets” on the consolidated balance sheets.

Current Liabilities

Current liabilities at March 31, 2009 were $32,506,819 compared with $30,271,057 at December 31, 2008. The increase is primarily due to an increase in partner deposits.

	March 31,	December 31,
As at	2009	2008
Accounts payable and accrued liabilities	$1,936,846	$3,217,409
Current portion of deferred revenue	947,408	1,087,059
Payable to loyalty program partners	29,622,565	25,966,589
Total Current Liabilities	$32,506,819	$30,271,057

Funds are collected from the end consumer through the provision of the Ecommerce Services, based on gross transaction value. Funds payable to loyalty program partners include proceeds owed to the partner for agency transactions based on the gross transaction value less the Corporation’s commissions as well as funds payable to loyalty partners in order to pay for the direct cost of principal transactions. As activity increases across all of the Ecommerce Services, the Corporation expects funds payable to loyalty program partners to also increase.

In each period, the accounts payable and accrued liabilities include an accrual for projected employee bonuses to be paid in February of the following year, and other accrued charges.

The Corporation has sufficient foreign currency cash to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

Working Capital

Working capital (defined as current assets minus current liabilities) has decreased from $5,534,062 at December 31, 2008 to $4,944,576 at March 31, 2009. Management expects that, through the growth of its products and its ability to control costs, working capital will improve in 2009. Management considers its working capital position to be sufficient to meet both its current obligations and near-term (1-5 years) obligations. See “Long-Term Liabilities and Commitments” below for more information.

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Long-Term Liabilities and Commitments

Future Obligations (US$ 000,000s)
		4 Years
Payments due by period	Total (1)	or	3 Years	2 Years	1 Year
		Greater
Operating Leases(2)	$1.36	$0.03	$0.02	$0.46	$0.85
Revenue Commitments(3)	22.04	0.29	0.37	15.96	5.42
Purchase Commitments(4)	0.60	-	-	-	0.60
Total Contractual Obligations	$24.00	$0.32	$0.39	$16.42	$6.87
Note:
(1)	Represents the aggregate amount for the full duration of the contractual obligations (including years post 2009 and prior to 2005).
(2)	Includes technology services commitments and hardware and software operating leases.
(3)	Includes loyalty currency purchase commitments made with loyalty program operators contracted under the reseller model of Ecommerce Services.
(4)	Includes loyalty currency purchase commitments made with loyalty program and co-marketing commitments.

Elements of the foregoing table are explained in more detail in the following sections.

Operating Leases

The operating leases primarily relate to specific office and technology service commitments.

Revenue Commitments

In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with loyalty program operators. In connection with this type of guarantee, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation would be able to utilize this mileage in subsequent sales activity, incentive programs, and marketing activities.

The Corporation does not anticipate that it will incur any further financial obligations as a result of these contractual commitments. Accordingly, no amount has been recorded in the consolidated financial statements to date related to future contractual commitments.

Purchase Commitments

The partner purchase commitments relate to contractual arrangements where the Corporation has committed to purchase loyalty currency and marketing from the partner for the purposes of promoting Points.com and the Corporation’s Ecommerce Services.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. Assuming that the market price of the common shares remains or rises above the exercise price of these securities, as the case may be, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities will increase cash by CAD$283,200. Assuming the exercise in full of these securities, issued and outstanding common shares will increase by 310,000 shares.

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Securities with Near-Term Expiry Dates – Outstanding Amounts as at May 5, 2009 (figures in CAD$)

Security Type	Expiry Date	Number	Strike Price	Proceeds
Options	08/26/2009	160,000	1.02	163,200
Options	01/24/2010	150,000	0.80	120,000
Total		310,000		$283,200

OUTSTANDING SHARE DATA

As at the date hereof, the Corporation has 149,820,940 common shares outstanding.

As of the date hereof, the Corporation has outstanding options exercisable to acquire up to 9,718,875 common shares. The options have exercise prices ranging from $0.41 to $2.49 with a weighted average exercise price of $1.25. The expiration dates of the options range from August 26, 2009 to March 11, 2014.

The following table lists the common shares issued and outstanding as at May 6, 2009 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

		Proceeds on
	Common Shares	Exercise

Common Shares Issued & Outstanding	149,820,940

Convertible Securities
Stock options	9,718,875	CAD$10,933,707
Fully Diluted	159,539,815	CAD$10,933,707

Securities Excluded from Calculation
Options available to grant from ESOP (1)	1,469,167
Notes:
(1)	The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised, less the number of stock options granted.

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SUMMARY OF RESULTS

The following summary of results has been prepared in accordance with Canadian GAAP and is reported in US$.

Income Statement for the 3 months ended
(unaudited)	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2009	2008	2008	2008	2008
REVENUE
Principal	$19,359,597	$19,712,030	$18,304,129	$14,425,604	$13,041,025
Commission	1,751,011	1,774,088	1,871,845	2,655,232	2,892,811
Interest	35,375	216,048	208,376	218,988	276,916

Total Revenue	$21,145,983	$21,702,166	20,384,350	17,299,824	$16,210,752
GENERAL AND ADMIN EXPENSES

Direct cost of principal revenue	$16,940,505	$16,927,620	15,957,294	12,166,277	10,734,934
Employment costs	2,770,657	2,894,626	2,880,473	2,653,565	2,746,834
Processing fees and related charges	585,536	617,557	716,476	774,631	822,550
Marketing and communications	467,877	298,157	395,892	203,652	361,658
Technology services	206,918	198,361	243,556	238,679	201,671
Amortization of property and equipment	82,703	177,104	175,032	118,414	111,387
Amortization of intangible assets	88,878	177,963	171,889	136,098	133,855
Amortization of deferred costs	1,629	7,678	82,333	120,360	120,360
Foreign exchange loss / (gain)	191,806	1,440,638	390,932	(190,740)	(884,784)
Operating expenses	754,505	725,030	733,321	789,226	759,385

General and administrative expenses	22,091,014	23,464,734	21,747,198	17,010,112	15,107,850

Interest and other expenses	13,280	1,264,727	10,139	246,228	301,142

Provision for future income taxes	140,815	-	-	-	-

Net (loss) / income	($1,099,126)	($3,027,295)	$(1,372,987)	$43,484	$801,760
Net (loss) / income per share
- basic	($0.01)	($0.02)	($0.01)	$0.00	$0.01
- diluted	($0.01)	($0.02)	($0.01)	$0.00	$0.01

Weighted average number of shares
- basic	149,820,940	149,820,940	149,818,333	126,509,500	120,108,984
- diluted	149,820,940	149,820,940	149,995,226	152,088,628	153,478,854

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Balance Sheet as at	Mar. 30,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(unaudited)	2009	2008	2008	2008	2008
Cash and cash equivalents	$25,190,950	$22,854,494	$31,792,924	$33,296,738	$23,602,695
Funds receivable from payment processors	4,724,305	5,065,722	2,902,069	3,303,668	3,664,913
Short-term investments	777,079	791,880	910,388	4,843,090	12,380,993
Security deposits	2,170,392	2,249,582	2,043,282	2,068,546	1,834,305
Accounts receivable	2,324,043	2,447,525	1,652,779	2,236,426	2,373,307
Future income tax assets	460,000	600,815	568,425	548,100	577,197
Current portion of deferred costs	205,048	246,772	249,703	250,157	234,921
Prepaid and sundry assets	1,599,578	1,548,329	1,546,272	1,697,471	1,721,105
Current assets	37,451,395	35,805,119	41,665,941	48,262,196	46,389,436
PROPERTY AND EQUIPMENT	847,783	808,648	911,299	794,474	858,152
INTANGIBLE ASSETS	919,207	997,716	2,387,864	2,498,586	2,492,994
GOODWILL	4,204,755	4,204,755	4,204,755	4,204,755	4,204,755
DEFERRED COSTS	121,566	146,391	191,277	245,468	354,861
OTHER ASSETS	440,427	751,843	-	-	-
TOTAL ASSETS	$43,985,133	$42,714,472	$49,361,136	$56,005,479	$54,300,198
Accounts payable and accrued liabilities	$1,936,846	$3,217,409	$2,919,405	$2,837,217	$2,104,121
Current portion of deferred revenue	947,408	1,087,059	1,214,915	1,067,923	1,451,037
Payable to loyalty program partners	29,622,565	25,966,589	29,914,112	35,494,983	36,478,029
Current liabilities	32,506,819	30,271,057	34,048,432	39,400,123	40,033,187
DEFERRED REVENUE	235,980	259,220	250,821	237,860	250,536
CONVERTIBLE PREFERRED SHARES	-	-	-	-	20,152,033
TOTAL LIABILITIES	32,742,799	30,530,277	34,299,253	39,637,983	60,435,756
SHAREHOLDERS EQUITY
Accumulated other comprehensive loss	(2,566,230)	(2,566,230)	(2,566,230)	(2,566,230)	(2,566,230)
Accumulated deficit	(50,626,208)	(49,527,082)	(46,499,787)	(45,126,800)	(45,170,284)
	(53,192,438)	(52,093,312)	(49,066,017)	(47,693,030)	(47,736,514)

Capital stock	56,662,421	56,662,421	56,666,701	56,762,948	35,016,113
Warrants	-	-	-	-	25,092
Contributed surplus	7,772,351	7,615,086	7,461,199	7,297,578	6,559,751
TOTAL SHAREHOLDERS’ EQUITY
(DEFICIENCY)	11,242,334	12,184,195	$15,061,883	$16,367,496	($6,135,558)
	$43,985,133	$42,714,472	$49,361,136	$56,005,479	$54,300,198

Summary of Quarterly Results (Unaudited)
Quarter ended	Revenue	Net (loss) / Income	(Loss) / Earnings per
		Restated(1)	Share Restated(1)
March 31, 2009	$21,145,983	($1,099,126)	($0.01)
December 31, 2008	$21,702,166	($3,027,295)	($0.02)
September 30, 2008	$20,384,350	($1,372,987)	($0.01)
June 30, 2008	$17,299,824	$43,484	$0.00
March 31, 2008	$16,210,752	$801,760	$0.01
December 31, 2007(1)	$14,519,087	($953,891)	($0.01)
September 30, 2007(1)	$7,192,027	($963,779)	($0.01)
June 30, 2007(1)	$4,193,411	($1,514,934)	($0.01)
March 31, 2007(1)	$4,460,103	($703,852)	($0.01)

(1) Effective January 1, 2008, the Corporation changed its functional and reporting currency to the United States Dollar (US$). Prior to January 1, 2008, the Corporation reported reported its annual and quarterly consolidated balance sheets and related consolidated statements of operations and cash flows in the Canadian Dollar (CAD$). Comparative numbers from 2007 have been revised to reflect the change in reporting currency.

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CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

Effective January 1, 2009, the Corporation adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs.” The new section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets and to provide more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets.

As a result of adopting Section 3064, the Corporation reclassified $517,932 of website development costs as at December 31, 2008 and January 1, 2009 from “Property and equipment” to “Intangible assets” on the consolidated balance sheets. Corresponding amortization expense of $101,979 for the three months ended March 31, 2008 has been reclassified from “Amortization of property and equipment” to “Amortization of intangible assets” on the consolidated statements of operations.

Financial Statement Concepts

Effective Janaury 1, 2009, the Corporation adopted CICA Handbook Section 1000, “Financial Statement Concepts.” This amended section removes references to the recognition of assets and liabilities solely on the basis of matching net income items and clarifies timing of expense recognition and the creation of an asset. The amendment to this standard did not have a material impact on the financial position or earnings of the Corporation.

FUTURE ACCOUNTING POLICY CHANGES

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”), confirmed that the changeover to IFRS from Canadian generally accepted accounting principles (“GAAP”) will be required for publicly accountable enterprises’ interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011. The eventual changeover to IFRS represents a change due to new accounting standards. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Corporations reported financial results.

In addition, the International Accounting Standards Board has projects underway that are expected to result in new pronouncements that continue to evolve IFRS, and, as a result, IFRS as at the transition date is expected to differ from its current form.

Management has completed an initial evaluation of the impact of potential significant differences between current IFRS and Canadian GAAP as they apply to the Corporation. The evaluation focused on:

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  A preliminary analysis of all Canadian GAAP to IFRS differences including any IFRS 1 elections
  Identification of resource requirements
  Identification of training requirements
  A draft IFRS Transition Plan

During Q2 2009 a formal IFRS Transition Plan will be established which will include:

  A formal project structure including project governance
  An estimate of required resources (combination of internal and/or external)
  A detailed timeline for fiscal 2009 and 2010
  A proposed training program
  A comprehensive analysis of all Canadian GAAP to IFRS differences
  A comprehensive analysis and selection of all IFRS 1 elections
  Assessment of impact on data systems, internal controls over financial reporting, and business activities, such as financing and compensation arrangements

As we execute our IFRS Transition Plan and move from Canadian GAAP to IFRS, our disclosure on accounting differences is expected to increase. We will continue to present our results for fiscal 2010 using Canadian GAAP while also presenting supplementary disclosure for fiscal 2010 according to IFRS. To accomplish this, in 2010 the Corporation will effectively maintain two parallel books of account.

RISKS AND UNCERTAINTIES

Current Economic Climate

In 2008, the global economy experienced unprecedented volatility. While many stock market indices and commodity prices reached all-time highs in the first half of the year, global credit markets contracted in the latter half, resulting in decreased bank liquidity and a global credit crisis. This crisis led to sharp declines in stock market indices, reduced investor confidence, lower interest rates, volatile foreign exchange markets, high profile bank failures, intervention by governments and central banks in the marketplace, and a general slowdown in global economic activity. While the impact these developments will have on the Corporation’s business cannot be reasonably determined, they could adversely impact the Corporation’s revenues, earnings and cash flow and its ability to attract and retain loyalty program partners and end-users.

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Travel Industry Risks

The Corporation and the majority of its loyalty program partners operate in the travel industry in North America. The ability of the Corporation’s loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/points for their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end-customers is what drives the business activity of the Corporation. Points generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, revenue is transactional in nature and dependent upon the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions.

Dependence on Loyalty Program Partners

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted. The Corporation cannot ensure that such negotiations will not have an adverse effect on the financial condition or results of operations of the Corporation. In addition, there can be no assurance that the Corporation will be able to establish relationships with new loyalty program partners.

For the quarter ended March 31, 2009, two of the Corporation’s loyalty program partners represented 83% (three loyalty program partners for the quarter ended March 31, 2008 represented 82%) of the Corporation’s consolidated revenue. The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

Contractual Performance Commitments

The Corporation, in some of its agreements with loyalty program partners, has made commitments as to the number of points it will process or revenues it will generate for its partners over the term of its agreements. The commitments are measured annually. There is a risk that these commitments may not be met, resulting in the Corporation being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. The Corporation’s ability to use or sell any purchased points/miles is limited by terms in its contracts. As a result, there is a risk that the Corporation may have difficulty in selling or making use of this inventory which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition. There is also a risk that the Corporation may have insufficient resources to purchase any shortfall and that the Corporation may need to obtain financing to meet such commitments. There is no guarantee that the Corporation would be able to obtain such financing if needed. The failure to purchase any shortfall under a performance commitment or the failure to obtain necessary financing could have a material adverse effect on the Corporation’s business, revenues, liquidity, operating results and financial condition.

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Lack of Profitability

Prior to the first quarter of 2008, the Corporation had never had a profitable quarter in its operating history. The Corporation may not be profitable in future periods.

Limited Financial Resources

The financial resources of the Corporation are limited. If cash flows provided by operations do not remain positive and increase the Corporation’s liquid and unencumbered cash position, the Corporation could in the future be dependent upon its ability to obtain additional financing either by debt, equity or other means. The ability of the Corporation to arrange such additional financing will depend in part upon the then prevailing capital market conditions, as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. If additional financing is raised by the issuance of common shares from treasury, this may result in significant dilution to the holders of the outstanding common shares. If additional financing is raised by the issuance of debt, the Corporation will be more highly leveraged going forward and interest payments upon such debt could have a negative impact on the cash flow of the Corporation. If cash flows provided by the Corporation’s operations do not remain positive and/or adequate financing is not available, or is not available on acceptable terms, the Corporation may not be able to take advantage of opportunities, invest in technological development and enhancements, meet its liabilities as they become due or otherwise respond to competitive pressures, any of which would have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Liabilities of the Corporation

As at March 31, 2009, the Corporation had outstanding consolidated current liabilities of $32,506,819 and consolidated total liabilities of $32,742,799. There is no assurance that the Corporation will be able to repay such amounts when and if they are due, as any such repayment will be dependent upon generating sufficient cash reserves and may also be dependent upon securing additional financing.

Revenue

Operating revenues are derived from contracts for Ecommerce Services and Points.com participation. This includes revenue in the form of principal revenue, technical development and maintenance fees, commissions and membership fees. Revenue growth is dependent on attracting new loyalty program partners and customers for the Corporation’s business, increasing the number of transactions engaged in by current consumers, and in securing continued contracts for its Ecommerce Services. Competition or other business factors may have a material adverse effect on the Corporation’s ability to grow its revenue.

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Competition

There are several companies that compete directly and indirectly with certain products and services offered by the Corporation. Further, new competitors could enter the market at any time, or alliances among competitors could emerge. Many of the Corporation’s existing competitors and potential competitors have significantly greater financial, technical, marketing, service and other resources than the Corporation. The Corporation’s competitors may announce or develop new products, services or enhancements that better meet the needs of customers. As well, competitors of the Corporation may have long-standing relationships with their customers. As a result, it may be difficult for the Corporation to penetrate certain markets to gain new customers or loyalty program partners. In addition, it is possible that the Corporation will not be able to maintain its existing relationships with retail customers and loyalty program partners, because of competition or other factors. Increased competition may cause price reductions, reduced gross margins and loss of market share. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Growth-Related Risks

The Corporation may be subject to growth-related risks, including working capital constraints, capacity constraints and pressure on its internal systems and controls. The Corporation’s ability to manage potential future growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Any inability of the Corporation to deal with this growth could have a materially adverse impact on its business, operations and prospects.

Internet Viability and System Infrastructure Reliability Risk

The widespread growth in internet usage has caused frequent interruptions and delays in transmitting and processing information and data over the internet. There can be no assurance that the internet infrastructure of the Corporation’s own network systems will continue to be able to support the demands placed on it by the continued growth of the internet, the loyalty industry or that of its customers. The viability of the internet could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices surpass the internet as a viable channel for business transactions.

The end-consumers of the Corporation’s software depend on internet service providers, online service providers and the Corporation’s infrastructure for access to the software solutions the Corporation provides to its loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. The Corporation’s loyalty program partners may lose customers as a result of delays or interruption in service. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

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Brand

The Corporation believes that continuing to strengthen its brand is an important factor in achieving widespread acceptance of the Corporation’s services, and will require an increased focus on active marketing efforts. The Corporation will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building the Corporation’s brand. If the Corporation fails to promote and maintain the Corporation’s brand, or if the Corporation incurs substantial expenses in an unsuccessful attempt to promote and maintain the Corporation’s brand, the Corporation’s business could be harmed.

Online Advertising

The Corporation currently derives, and intends in the future to derive, a portion of its revenue from online advertising. Many advertisers focus most of their advertising efforts on traditional media. The Corporation’s ability to generate online advertising revenue will depend on a number of factors, including its user base being attractive to advertisers, its ability to derive better demographic and other information from users, competition for online advertising dollars from other media and changes in the advertising industry and economy generally.

Advertising is a discretionary business expense for many business organizations and industries. Consequently, a potential slowdown in the economy or in a particular business sector that represents a significant potential source of Points’ online advertising revenue could adversely affect Points’ ability to generate online advertising revenue. In addition, advertising on the internet may fall out of favour with advertisers. The Corporation’s expense levels are based in part on expectations of future online advertising revenue. Points may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. As well, there is a risk that technologies may be developed that can block the display of advertisements on the Corporation’s web pages. As a result, ad-blocking technology could, in the future, adversely affect Points’ operating results.

Intellectual Property

The Corporation’s success depends in part on its ability to protect its rights in its intellectual property. The Corporation relies upon various intellectual property protections, including patents, copyright, trademarks, trade secrets and contractual provisions to preserve its intellectual property rights. Despite these precautions, it may be possible for third parties to obtain and use the Corporation’s intellectual property without its authorization. Policing unauthorized use of intellectual property is difficult and some foreign laws do not protect proprietary rights to the same extent as the laws of Canada or the United States. To protect the Corporation’s intellectual property, the Corporation may become involved in litigation, which could result in substantial expenses, divert the attention of its management, cause significant delays, materially disrupt the conduct of the Corporation’s business or materially adversely affect its revenues, financial condition or results of operations.

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Third parties may assert claims against the Corporation alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in the Corporation being required to pay significant damages, require the Corporation to design around a third party’s patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Privacy and Protection of User Data

The Corporation is subject to laws relating to the collection, use, retention, security and transfer of personally identifiable information about the Corporation’s users, especially for financial information. New laws in this area have been passed by several jurisdictions, and other jurisdictions are considering imposing additional restrictions. The interpretation and application of user data protection laws are in a state of flux. These laws may be interpreted and applied inconsistently from country to country and the Corporation’s current data protection policies and practices may not be consistent with those interpretations and applications. Complying with these varying international requirements could cause the Corporation to incur substantial costs or require the Corporation to change the Corporation’s business practices in a manner adverse to the Corporation’s business. In addition, the Corporation has and posts on the Corporation’s websites the Corporation’s own privacy policies and practices concerning the collection, use and disclosure of user data. Any failure, or perceived failure, by the Corporation to comply with the Corporation’s posted privacy policies or with any regulatory requirements or orders or other federal, state or international privacy or consumer protection-related laws and regulations could result in proceedings or actions against the Corporation by governmental entities or others, subject the Corporation to significant penalties and negative publicity and materially adversely affect the Corporation. In addition, the Corporation is subject to the possibility of security breaches, which themselves may result in a violation of these laws. As well, a substantial data breach could significantly harm the Corporation’s business, damage the Corporation’s reputation, expose it to a risk of loss or litigation and possible liability and/or cause customers and potential customers to lose confidence in the Corporation’s security, which would have a negative effect on the value of the Corporation’s brands. These and other privacy and security developments that are difficult to anticipate could materially adversely affect the Corporation’s business, revenues, operating results and financial condition.

Dependence upon Key Personnel

The Corporation’s future success is dependent upon certain key management and technical personnel. The loss of these individuals and the inability to attract and retain highly qualified employees could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

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Foreign Exchange

As of January 1, 2008, the Corporation changed its reporting currency from Canadian dollars to U.S. dollars. The U.S. dollar is subject to fluctuations in the exchange rate of currencies of the countries in which the Corporation operates, including Canadian dollars, British pounds sterling and Euros. Accordingly, fluctuations in the exchange rates of world currencies could have a material adverse effect on the Corporation’s reported results. At present, the Corporation does not utilize any hedging programs to mitigate the Corporation’s currency risk. As a result, there can be no assurance that the Corporation will not experience currency losses in the future, which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

In 2008, currency markets experienced unprecedented levels of volatility as a fall out from recent turbulence in the financial markets, particularly in the third quarter. As at March 31, 2009, foreign currencies had weakened considerably in relation to the US dollar since the end of the third quarter. In general and strictly relating to the FX loss (gain) of translating certain balance sheet accounts, a strengthening US dollar will lead to a FX loss. Sensitivity to a +/- 10% movement in exchange rates with the US dollar would affect the Corporation’s income and other comprehensive income by $385,775.

Credit Risk

The Corporation’s term deposits expose the Corporation to credit risk. The Corporation has guaranteed investment certificates, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents, term deposits and short term investments rated as A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The majority of the Corporation’s customers are loyalty program operators. The Corporation usually provides various Ecommerce Services to these loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis which means the Corporation’s exposure to bad debts is not significant.

Interest rate risk

The Corporation’s short-term investments subject the Corporation to interest rate risk. The Corporation’s exposure to interest rate risk is limited to the interest revenue that would be earned on cash invested in short-term investments and term deposits. Interest revenue earned in the first quarter of 2009 was $35,375 (first quarter of 2008 - $276,916). The global credit crisis in 2008 resulted in a decline in short-term interest rates in Canada and the United States in an effort by the Bank of Canada and US Federal Reserve to spur economic activity. While it is anticipated that the decline in short-term interest rates will adversely impact interest revenue for the remainder 2009, Management does not believe that the results of operations or cash flows of the Corporation will be affected to any significant degree.

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Chargebacks

A chargeback is any credit card transaction undertaken by an end-customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. As Points moves more actively to participate in its business relationships with loyalty program partners as a principal, this risk is borne by the Corporation. Risk to the Corporation from chargebacks could exceed the margin of return to Points from the transaction being carried out. While Points has fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on its business, operating results and financial condition.

Tax

The application of various domestic and international sales, use, occupancy, value-added and other tax laws, rules and regulations to the Corporation’s products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and ecommerce. If the tax laws, rules and regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to the Corporation’s interests, particularly with respect to occupancy or value-added taxes, the results could increase the Corporation’s tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for the Corporation’s products and services if the Corporation passes on such costs to the consumer. As a result, these changes could have a material adverse affect on the Corporation’s business, operating results and financial condition.

Goodwill

The Corporation accounts for goodwill in accordance with CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which, among other things, requires that goodwill be tested for impairment at least annually. Although the results of the Corporation’s testing for the year ended December 31, 2008 indicated no evidence of impairment, should the fair value of the Corporation’s net assets, determined by the Corporation’s market capitalization, be less than the carrying value of the Corporation’s net assets at future annual impairment test dates, the Corporation may have to recognize goodwill impairment losses in the Corporation’s future results of operations. This could impair the Corporation’s ability to achieve or maintain profitability in the future.

U.S. and Canadian Securities Laws Compliance Risks

Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of the Sarbanes Oxley Act of 2002 (“SOX”) in the U.S. and Part XXIII.1 of the Securities Act (Ontario) and related rules and other applicable securities legislation, may cause the Corporation to incur increased costs as it evaluates the implications of new rules and responds to new requirements. Delays, or a failure to comply with the new laws, rules and regulations, could result in enforcement actions, the assessment of other penalties and civil suits. The new laws and regulations make it more expensive for the Corporation under indemnities provided by the Corporation to its officers and directors and may make it more difficult for the Corporation to obtain certain types of insurance, including liability insurance for directors and officers. Accordingly, the Corporation may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Corporation to attract and retain qualified persons to serve on its Board of Directors, or as executive officers. The Corporation may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services — all of which could cause general and administrative costs to increase beyond what is currently planned. The Corporation is presently evaluating and monitoring developments with respect to these laws, rules and regulations, and cannot predict or estimate the amount of the additional costs the Corporation may incur or the timing of such costs.

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The Corporation is required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with SOX section 404. The Corporation’s registered public accounting firm is also required to report on the effectiveness of management’s review and on the effectiveness of the Corporation’s internal control over financial reporting. Management’s review is designed to provide reasonable assurance, not absolute assurance, that all material weaknesses existing within the Corporation’s disclosure controls and procedures and internal controls over financial reporting are identified.

There can be no assurance that the Corporation will continue to maintain effective internal controls over its financial reporting in the future. Failure to maintain adequate controls can give rise to the possibility of errors or omissions occurring or misrepresentations in the Corporation’s disclosures which could have a material adverse effect on the Corporation’s business, its financial statements, and the value of the common shares.

Stock Volatility

The market price for the Common Shares has experienced significant fluctuation and may continue to fluctuate significantly. The market price of the common shares may be adversely affected by various factors such as quarterly variations in revenue and operating results, signing or loss of a customer, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price of the common shares.

Although the common shares are listed and traded in Canada on the TSX and quoted in the United States on the Over the Counter Bulletin Board, there may from time to time not be a liquid market in the common shares.

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

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